Exhibit 23.4

Date:    June 29, 2021

Weber Inc.

1415 S. Roselle Road

Palatine, IL 60067

Dear Sirs or Madams:

We, Frost & Sullivan of 3211 Scott Blvd, #203, Santa Clara, California, 95054, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on the S-1, and any amendments thereto, of Weber Inc., and any related prospectuses of (i) our name and all references thereto, (ii) all references to our preparation of an independent overview of the “US and Global Market Size Assessment on the Outdoor Grills Market,” referred to in the S-1 as the “Grill Market Study” (the “Industry Report”), and (iii) the statements set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to the S-1.

We further consent to the reference to our firm, under the captions “Market and Industry Data,” “Who We Are,” “Our Competitive Strengths,” “Our Industry and Opportunity” and “Our Company” in the S-1, as acting in the capacity of an expert in relation to the preparation of the Industry Report and the matters discussed therein.

Regards,

/s/ Debbie Wong
Name: Debbie Wong
Designation: Vice President
For and on behalf of
Frost & Sullivan

SCHEDULE

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The leadership of our global brand is demonstrated by holding the number one brand position in grilling, in the United States, Germany, Australia, France and Canada with 23%, 44%, 30%, 26% and 24% market share respectively, and 24% globally, according to Frost & Sullivan.

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In addition, we have the number one brand position in gas grilling across these five markets and the number one brand position in charcoal grilling in the United States and Australia, according to Frost & Sullivan.

•	Our track record of premium product innovation and the strength of our brand has led to a market-leading share of 23% in the U.S. and 24% globally in 2020, according to Frost & Sullivan.

•	Based on internal management estimates and in coordination with Frost & Sullivan, we believe revenue in our top five markets to be up to three times that of the next leading competitor.

•	We are the leading outdoor cooking company.

•	We are the market leader in gas grills.

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According to Frost & Sullivan, our TAM is estimated at $49 billion globally and $9 billion in the U.S. and our SAM is estimated at $15 billion globally and $7 billion in the U.S. From 2015 to 2020, our SAM grew at a 3% CAGR and is projected to grow at a 4.5% CAGR from 2020 to 2025. We will grow both TAM and SAM as we expand beyond our current geographies and grow SAM as we introduce new products in our existing verticals and add new verticals to our product portfolio in geographies where we currently operate. As of 2020, we are approximately 7% penetrated in our global TAM and 18% penetrated in our U.S. TAM. For additional discussion of the methodology used to determine our TAM and SAM, see the section titles “Market and Industry Data.”

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We consider our market opportunity in terms of TAM, which we believe is the number of total households who are able to own a grill (including both households who own and who do not own a grill today) and could be interested in purchasing a new one in current geographies where Weber operates in and in potential new markets, based on data from 117 countries actuated using the average grill price in each market; and SAM, which we define as the total number of households who purchased a grill or more in markets where Weber currently operates annually.

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We consider our market opportunity in terms of the number of total households who are able to own a grill and could be interested in purchasing a new one in current geographies where Weber operates in and in potential TAM, which we believe is markets, and SAM, which we define as the total number of households who purchased a grill or more in markets where Weber currently operates annually.

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Statistics and estimates related to our Total Addressable Market, or TAM, and Serviceable Addressable Market, or SAM, are based on internal reports conducted with the assistance of our third party marketing partner, Frost & Sullivan, Inc. In order to determine our TAM and SAM, we conducted a multi-regional survey of 4,089 consumers living in the United States, Canada, France, Germany, Australia, Argentina, Mexico and Brazil, surveying a minimum of 500 respondents per country. Consumer responses to the survey, combined with external research, were used as the basis for determining our TAM and SAM by weighing such responses to population censuses based on poverty rate, dwelling type, grill ownership, and consumer spend for fuel and accessories. To calculate our TAM, we identified the total number of relevant households (excluding poverty rate and households without outdoor space) in 117 countries. Multiplying an annual grill spend by the targeted grill owner households, we then calculated the total grill TAM. To calculate the TAM for fuel and accessories, we considered an income level-dependent percentage of grill spend. Adding total global TAM for grills, fuel and accessories resulted in the total global TAM.

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In lieu of the top-down approach taken for TAM estimates, for SAM we estimated unit market share and price points for major players in the grill market in Weber’s top five countries (United States, Canada, France, Germany and Australia). To calculate the fuel costs, we considered the total number of relevant households multiplied by total spend by fuel for each specific fuel type. We then considered the total grill SAM and multiplied by 25% to calculate the total accessories spend. Adding total grill, fuel and accessories costs resulted in total SAM for the five countries noted above. We then assumed the percentage for which the top five countries accounted to find the global SAM.

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